Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206725

PROSPECTUS

Offer to Exchange

Up to $500,000,000 Registered 5.625% Senior Notes, Series X, due 2025 for

All Outstanding Unregistered 5.625% Senior Notes, Series X, due 2025

We are offering to exchange up to $500,000,000 aggregate principal amount of 5.625% Senior Notes, Series X, due 2025 that we have registered under the Securities Act of 1933 (the “Registered Notes”) for all $500,000,000 aggregate principal amount of our outstanding 5.625% Senior Notes, Series X, due 2025 that we initially sold to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC on March 19, 2015 in a private offering (the “Unregistered Notes”). In this prospectus we refer to the Registered Notes and the Unregistered Notes collectively as the “Notes.”

The Exchange Offer

•	We hereby offer to exchange all Unregistered Notes that are validly tendered and not withdrawn for an equal principal amount of Registered Notes.

•	The exchange offer will expire at 5:00 p.m. New York City time, on October 8, 2015, unless extended.

•	You may withdraw any tender of your Unregistered Notes at any time before the exchange offer expires.

•	The Registered Notes are substantially identical to the Unregistered Notes, except that the transfer restrictions and registration rights relating to the Unregistered Notes will not apply to the Registered Notes.

•	We believe that the exchange of Unregistered Notes will not be a taxable event for federal income tax purposes, but you should read “Material United States Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•	No public market currently exists for the Registered Notes. We do not intend to apply for listing of the Registered Notes on any securities exchange or to arrange for them to be quoted on any quotation system.

Please see “Risk Factors” beginning on page 11 for a discussion of factors you should consider in connection with the exchange offer.

Each broker-dealer that receives Registered Notes in exchange for outstanding Unregistered Notes that it acquired for its own account as a result of market-making or other trading activities will be deemed to have acknowledged and agreed that it will deliver a prospectus in connection with any resale of such Registered Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with such resales of Registered Notes. In order to facilitate such resales, we are required to provide sufficient copies of the latest version of this prospectus to broker-dealers promptly upon request any time during a period of up to 180 days after the effective date of the registration statement of which this prospectus forms a part. See “Plan of Distribution”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Registered Notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 10, 2015.

This prospectus incorporates important business and financial information about CenturyLink, Inc. that is not set forth in or delivered with this prospectus. You can request copies of such documents if you (1) write us at CenturyLink, Inc., 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Investor Relations, or (2) call us at (318) 388-9000. To ensure timely delivery you should make your request to us no later than October 1, 2015, which is five business days prior to the expiration of the exchange offer. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We do not currently intend to extend the expiration date. See “The Exchange Offer” for more detailed information.

Unless otherwise provided in this prospectus or the context requires otherwise:

•	“CenturyLink,” “we,” “us” and “our” refer to CenturyLink, Inc. and not any of its subsidiaries (except in connection with the description of our business under “Cautionary Statement Regarding Forward-Looking Statements” and “Prospectus Summary—CenturyLink” in this prospectus, where such terms refer to the consolidated operations of CenturyLink and its subsidiaries);

•	“Notes,” “Registered Notes” and “Unregistered Notes” have the meanings specified on the cover page of this prospectus; and

•	“exchange offer” refers to our offer to exchange Registered Notes for Unregistered Notes on the terms and subject to the conditions specified in this prospectus and the related letter of transmittal.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-4 under the Securities Act of 1933, as amended (“Securities Act”), that we filed with the United States Securities and Exchange Commission (the “SEC”). In making your decision whether to participate in the exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus, or any document incorporated by reference herein, is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer to issue Registered Notes in any jurisdiction where the offer or sale is not permitted.

Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. We urge you to refer to the registration statement and the exhibits thereto for more information. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated herein, contains forward-looking statements within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical fact, such as statements concerning the benefits that we expect will result from our operations, investments, transactions and other activities, such as increased revenues or decreased expenditures; statements about our anticipated future operating and financial performance, financial position and liquidity, tax position, contingent liabilities, growth opportunities and growth rates, acquisition and divestiture opportunities, business prospects, regulatory and competitive outlook, investment and expenditure plans, dividend and stock repurchase plans, capital allocation plans, investment results, financing alternatives and sources, and pricing plans; and other similar statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts, many of which are highlighted by words such as “may,” “would,” “could,” “should,” “plan,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “likely,” “seeks,” “hopes,” or variations or similar expressions.

These forward looking statements are based upon our judgment and assumptions as of the date such statements are made concerning future developments and events, many of which are beyond our control. These forward looking statements, and the assumptions upon which they are based, are inherently speculative and are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:

•	the timing, success and overall effects of competition from a wide variety of competitive providers;

•	the risks inherent in rapid technological change, including product displacement;

•	the effects of ongoing changes in the regulation of the communications industry (including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, access charges, universal service, broadband deployment, data protection and net neutrality);

•	our ability to effectively adjust to changes in the communications industry and changes in the composition of our markets and product mix;

•	our ability to effectively manage our expansion opportunities, including retaining and hiring key personnel;

•	possible changes in the demand for, or pricing of, our products and services, including our ability to effectively respond to increased demand for high-speed broadband services;

•	our ability to successfully introduce new product or service offerings on a timely and cost-effective basis;

•	the adverse impact on our business and network from possible equipment failures, security breaches or similar attacks on our network;

•	our ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages;

•	our ability to use our net operating loss carryforwards in projected amounts;

•	our continued access to credit markets on favorable terms;

•	our ability to collect our receivables from financially troubled companies;

•	our ability to maintain favorable relations with our key business partners, suppliers, vendors, landlords and financial institutions;

•	any adverse developments in legal or regulatory proceedings involving us;

•	changes in our operating plans, corporate strategies, dividend payment plans or other capital allocation plans, including those caused by changes in our cash requirements, capital expenditure needs, debt obligations, pension funding requirements, cash flows or financial position, or other similar changes;

•	the effects of adverse weather;

•	other risks referenced in this prospectus or from time to time in other of our filings with the SEC; and

•	the effects of more general factors, such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical, pension or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy.

These and other uncertainties related to our business are described in greater detail in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014, as updated and supplemented by our subsequent SEC reports.

Our actual results could also be impacted by additional factors or risks that we currently deem immaterial, that are not presently known to us or that arise in the future. Given these uncertainties, we caution investors not to unduly rely on our forward-looking statements, which speak only as of the date of the specific document in which they appear. We undertake no obligation to update or revise any forward-looking statements for any reason, whether as a result of new information, future events or developments, changed circumstances, or otherwise. Furthermore, any information about our intentions contained in any of our forward-looking statements reflects our intentions as of the date of the specific document in which they appear, and is based upon, among other things, the existing regulatory and technological environment, industry and competitive conditions, and economic and market conditions, and our assumptions as of such date. We may change our intentions, strategies or plans (including our dividend or stock repurchase plans) at any time and without notice, based upon any changes in such factors, in our assumptions or otherwise.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus, but may not contain all information that may be important to you. We urge you to read this entire prospectus carefully, including “Risk Factors” and the consolidated financial statements and other information included or incorporated by reference herein.

CenturyLink

We are an integrated communications company engaged primarily in providing an array of communications services to our residential and business customers. Our communications services include local and long-distance, broadband, private line (including special access), Multi-Protocol Label Switching, data integration, managed hosting (including cloud hosting), colocation, Ethernet, network and public access, video, wireless and other ancillary services. At June 30, 2015, we operated approximately 12.1 million access lines in 37 states, served approximately 6.1 million broadband subscribers and approximately 258,000 Prism TV subscribers, and operated 59 data centers throughout North America, Europe and Asia.

We were incorporated in 1968 under the laws of the state of Louisiana.

Our principal executive office is located at 100 CenturyLink Drive, Monroe, Louisiana 71203 and our telephone number is (318) 388-9000. Our website is located at www.centurylink.com. The information contained in our website is not a part of this prospectus.

Our methodology for counting access lines, subscribers and data centers may not be comparable to those of other companies.

The Exchange Offer

Subject to the terms and conditions specified in this prospectus, you are entitled to exchange your outstanding Unregistered Notes for Registered Notes with substantially identical terms. The summary below describes the principal terms of the exchange offer and is not intended to be complete. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer.

The Initial Offering of Unregistered Notes	We sold the Unregistered Notes on March 19, 2015 to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (the “Initial Purchasers”). The Initial Purchasers have advised us that they subsequently resold the Unregistered Notes to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and to non-U.S. Persons within the meaning of Regulation S promulgated under the Securities Act.

The Exchange	We are offering to exchange the Registered Notes for your Unregistered Notes. In order to be exchanged, an Unregistered Note must be properly tendered and accepted. Promptly after the expiration of the exchange offer, we intend to accept for exchange all Unregistered Notes that are validly tendered and not validly withdrawn.

Registration Rights	Under a registration rights agreement with the Initial Purchasers executed as of March 19, 2015 as part of the offering of Unregistered Notes, we agreed to:

•	file an exchange offer registration statement with the SEC in no event later than December 14, 2015, pursuant to which Registered Notes will be offered in exchange for the then outstanding Unregistered Notes;

•	use our commercially reasonable efforts to (1) cause the exchange offer registration statement to be declared effective by the SEC in no event later than February 12, 2016 and (2) consummate the exchange offer in no event later than March 18, 2016; and

•	cause the exchange offer to remain open for a period of not less than 20 business days.

For more information, see “The Exchange Offer”.

Resales	Based on existing SEC interpretations, we believe that the Registered Notes issued pursuant to the exchange offer in exchange for Unregistered Notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the Registered Notes in the ordinary course of business; and

•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the Registered Notes.

Each broker-dealer that receives Registered Notes in exchange for Unregistered Notes that were acquired for its own account as a result of market-making or other trading activity will be required to deliver a prospectus in connection with any resale of the Registered Notes.

For more information (including certain restrictions on who can rely upon the above-described SEC interpretations), see “The Exchange Offer—Resales of the Registered Notes” and “Plan of Distribution”.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on October 8, 2015, unless we extend the exchange offer in our sole discretion, in which case references to the “expiration date” or “expiration time” will mean the latest date and time to which the exchange offer is extended. We do not currently intend to extend the expiration date or expiration time.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive in our discretion. For more information, see “The Exchange Offer—Conditions to the Exchange Offer”.

Exchange Procedures	By virtue of tendering your Unregistered Notes, you will be deemed to have represented to us that, among other things:

•	any Registered Notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangements or understandings with any person or entity, including any of our affiliates, to participate in any distribution of the Registered Notes;

•	you are not an “affiliate” of ours; and

•	if you are a broker-dealer that will receive Registered Notes for your own account in exchange for Unregistered Notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the Registered Notes.

For more information, see “The Exchange Offer—Exchange Procedures”.

Withdrawal of Tenders	A tender of Unregistered Notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration time.

Delivery of the Registered Notes	Registered Notes validly issued pursuant to this exchange offer will be delivered promptly following the expiration time to holders who validly tender Unregistered Notes.

Consequences of Failure to Exchange	All untendered Unregistered Notes will continue to be subject to the restrictions on transfer provided for in the Unregistered Notes and in the indenture governing the Notes. In general, the Unregistered Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not anticipate that we will register the Unregistered Notes under the Securities Act. For more information, see “The Exchange Offer—Consequences of Failure to Exchange”.

Material United States Federal Income Tax Consequences	We believe that the exchange of Unregistered Notes for Registered Notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. For more information, see “Material United States Federal Income Tax Consequences”.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Registered Notes.

Exchange Agent	Regions Bank is the exchange agent for this exchange offer (the “exchange agent”). The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent”.

Summary of the Notes

The summary below describes the principal terms of the Notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read the discussion under the heading “Description of the Notes” for further information regarding the Notes.

Issuer	CenturyLink, Inc., a Louisiana corporation.

Notes	$500,000,000 aggregate principal amount of 5.625% Senior Notes, Series X, due 2025. The terms of the Registered Notes are substantially identical to the terms of the outstanding Unregistered Notes, except that the transfer restrictions and registration rights relating to the Unregistered Notes do not apply to the Registered Notes.

Maturity Date	The Notes will mature on April 1, 2025.

Interest Rate	The annual interest rate for the Notes will be 5.625%.

Interest Payment Dates	Interest is payable with respect to the Notes on April 1 and October 1 of each year, beginning on October 1, 2015.

Optional Redemption	At any time before January 1, 2025 (three months before the maturity date), we may redeem the Notes, in whole or from time to time in part, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed, discounted to the redemption date at the then current Treasury Rate applicable to the Notes plus 50 basis points, together with any accrued and unpaid interest to, but not including, the redemption date. At any time on or after January 1, 2025 (three months before the maturity date), we may redeem the Notes, in whole or from time to time in part, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with any accrued and unpaid interest to, but not including, the redemption date. In addition, at any time on or prior to April 1, 2018, we may redeem up to 35% of the principal amount of the Notes using the net proceeds of certain equity offerings at a redemption price equal to 105.625% of the principal amount of the Notes to be redeemed, together with any accrued and unpaid interest to, but not including, the redemption date. For additional information, see “Description of the Notes—Optional Redemption”.

Change of Control Repurchase Event

Upon the occurrence of a “Change of Control Repurchase Event,” as defined under “Description of the Notes—Purchase of Notes Upon a Change of Control Repurchase Event”, we will be required, unless we have elected to redeem the Notes as described above, to make an offer to repurchase the Notes at a price equal to 101% of their aggregate principal amount, together with any accrued and unpaid interest to, but not including, the date of repurchase. For additional information, see “Description of the Notes—Purchase of Notes Upon a Change of Control Repurchase Event”.

No Security or Guarantees	None of our obligations under the Notes will be secured by collateral or guaranteed by any of our subsidiaries or other persons.

Certain Covenants	The indenture governing the Notes contains covenants that, among other things, will limit our ability to:

•	incur, issue or create certain liens upon our property, and

•	consolidate with or merge into, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets to, any other party.

These covenants are subject to important exceptions and qualifications that are described under the heading “Description of the Notes—Certain Covenants—Merger and Consolidation” and “Description of the Notes—Certain Covenants—Limitations on Liens”.

“Reopening” of Notes	We may “reopen” the Notes at any time without the consent of the holders of outstanding Notes and issue additional debt securities with the same terms (except the issue price, issue date and initial interest payment date), which will thereafter constitute a single fungible series with the Notes.

Ranking	The Notes will rank senior in right of payment to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The Notes will be effectively subordinated in right of payment to any of our future secured indebtedness to the extent of the value of the assets securing any such indebtedness. As of June 30, 2015, we had approximately $8.7 billion of unsecured and unsubordinated long-term debt that would have ranked equally with the Notes. We are a holding company and, therefore, the Notes will be effectively subordinated to all existing and future indebtedness and other obligations of our subsidiaries (other than indebtedness and obligations owed to us) to the extent of the assets of our subsidiaries. As of June 30, 2015, the aggregate principal amount of long-term debt of our subsidiaries (excluding long-term debt classified as “Capital leases and other obligations”) was approximately $11.4 billion.

Risk Factors

The exchange offer and Notes involve various risks. You should carefully consider all of the information contained in or incorporated by reference into this prospectus as well as the specific factors under the heading “Risk Factors” beginning on page 11.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited ratio of earnings to fixed charges on a consolidated basis for the periods indicated. For purposes of the ratios presented below, (1) earnings include pre-tax earnings from continuing operations before adjustment for income or loss from equity investees, fixed charges, amortization of capitalized interest, and distributed income of equity investees, less interest capitalized and preferred stock dividend requirements, and (2) fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness, an estimate of interest factor on rentals, and preferred stock dividend requirements.

The table below sets forth CenturyLink’s ratio of consolidated earnings to fixed charges for each of the years in the five-year period ended December 31, 2014 and for the six months ended June 30, 2015. Due to the immaterial amount of CenturyLink preferred stock outstanding, the ratio of consolidated earnings to fixed charges presented below does not differ materially from the ratio of consolidated earnings to fixed charges and preferred stock dividends for any of the periods reflected below.

	Six Months Ended June 30, 2015	Years Ended December 31,
		2014	2013		2012	2011		2010
Ratio of earnings to fixed charges	1.7	1.7	1.1	(1)	1.8	1.8	(2)	3.5	(2)

(1)	Fixed charges for the year ended December 31, 2013 included a $1.092 billion non-cash goodwill impairment charge. If the impact of this $1.092 billion non-cash charge is disregarded, our ratio of earnings to fixed charges for the year ended December 31, 2013 would have been 1.9 (derived by dividing the sum of our 2013 earnings available for fixed charges of $1.675 billion plus the amount of the non-cash goodwill impairment charge by our 2013 fixed charges of $1.486 billion).
(2)	These ratios do not give effect to our acquisition of Qwest Communications International Inc. for any period prior to April 1, 2011 or our acquisition of SAVVIS, Inc. for any period prior to July 15, 2011.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated financial data for CenturyLink. The selected statement of operations data for the six months ended June 30, 2015 and 2014 and the selected balance sheet data as of June 30, 2015 have been derived from CenturyLink’s unaudited consolidated financial statements. In the opinion of CenturyLink’s management, all adjustments considered necessary for a fair presentation of the interim June 30 financial information have been included. The selected statement of operations data for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the selected balance sheet data as of December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from CenturyLink’s consolidated financial statements that were audited by KPMG LLP, except as noted below. The following information should be read together with CenturyLink’s consolidated financial statements, the notes related thereto and management’s related reports on CenturyLink’s financial condition and performance, all of which are contained in CenturyLink’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information”. The operating results for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for any future period.

	Six Months Ended June 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Unaudited)
	(Dollars in millions, except per-share amounts and shares in thousands)
Selected Statement of Operations Data
Operating revenues	$8,870	9,079	18,031	18,095	18,376	15,351	7,042
Operating income	1,198	1,308	2,410	1,453	2,713	2,025	2,060
Net income attributable to CenturyLink, Inc.	335	396	772	(239)	777	573	948
Earnings per common share
Basic	0.60	0.69	1.36	(0.40)	1.25	1.07	3.13
Diluted	0.60	0.69	1.36	(0.40)	1.25	1.07	3.13
Dividends per common share	1.08	1.08	2.16	2.16	2.90	2.90	2.90
Weighted average basic shares outstanding	560,304	571,225	568,435	600,892	620,205	532,780	300,619
Weighted average diluted shares outstanding	561,362	572,244	569,739	600,892	622,285	534,121	301,297

	June 30, 2015	December 31,
		2014	2013	2012	2011	2010
	(Unaudited)
	(Dollars in millions, except operating data in thousands)
Selected Balance Sheet Data
Net property, plant and equipment	$18,089	18,433	18,646	18,909	19,361	8,754
Goodwill	20,758	20,755	20,674	21,627	21,627	10,261
Total assets	48,977	50,147	51,787	53,940	55,964	22,038
Long-term debt, including current portion	20,353	20,671	20,966	20,605	21,836	7,328
Stockholders’ equity	14,587	15,023	17,191	19,289	20,827	9,647
Selected Operating Data (unaudited)
Total broadband subscribers	6,108	6,082	5,991	5,851	5,655	2,349
Total access lines	12,109	12,394	13,002	13,751	14,587	6,489

RISK FACTORS

Before you decide to participate in the exchange offer, you should carefully consider the risks described below and the risks disclosed in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, as may be updated and supplemented in our subsequent SEC reports, as well as the other information included or incorporated by reference in this prospectus. See “Where You Can Find More Information”. Our business, financial condition, results of operations or prospects could also be materially impacted by additional risks and uncertainties that are not currently known to us, that we currently consider to be immaterial, that arise in the future or that are not specific to us.

Risks Related to the Exchange Offer

Your Unregistered Notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

We will not accept your Unregistered Notes for exchange if you do not follow the exchange offer procedures. We will issue Registered Notes as part of this exchange offer only after a timely tender of Unregistered Notes. If you do not validly tender your Unregistered Notes by the expiration date of the exchange offer, we will not accept your Unregistered Notes for exchange. If there are defects or irregularities with respect to your tender of Unregistered Notes, we will not be required to accept such Unregistered Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to tenders of Unregistered Notes for exchange.

If you do not exchange your Unregistered Notes, your Unregistered Notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your Unregistered Notes.

We did not register the Unregistered Notes, nor do we intend to do so following the exchange offer. Unregistered Notes that are not validly tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws, all of which are described in detail elsewhere herein. If you do not exchange your Unregistered Notes in connection with the exchange offer, you will lose your right to have such Unregistered Notes registered under the federal securities laws. As a result, if you hold Unregistered Notes after the exchange offer, you may not be able to sell your Unregistered Notes. See “The Exchange Offer—Consequences of Failure to Exchange”. Because we anticipate that most of the note holders will elect to exchange their outstanding Unregistered Notes, we expect that the liquidity of the market for any outstanding Unregistered Notes remaining after the completion of the exchange offer may be substantially reduced and thereby adversely affected.

For a variety of reasons, you may not be able to resell your Registered Notes.

Although the Registered Notes will be registered under the Securities Act, they will constitute a new issue of securities with no established trading market. We cannot assure you that an active trading market will develop, or that you will be able to sell your Registered Notes in a timely manner or at all. For additional information on the limited liquidity of the Notes, see “—Risks Related to the Notes—The Notes do not have an established trading market, which may, among several other factors, negatively affect their liquidity or market value.”

As described further under the heading “The Exchange Offer—Resales of the Registered Notes,” the SEC has issued certain no-action letters to third parties that lead us to believe that recipients of Registered Notes issued pursuant to the exchange offer may, subject to certain exceptions, freely transfer their Registered Notes, provided such recipient acquires the Registered Notes in the ordinary course of business and has not engaged or will not engage, directly or indirectly, in a distribution of the Registered Notes. However, you should be aware that the SEC’s no-action letters apply solely to the recipients of the letters, and we do not intend to confirm this treatment with the SEC. Accordingly, we cannot assure you that the staff of the SEC would make similar determinations with respect to the exchange offer being made hereunder.

In addition, any holder of Unregistered Notes who tenders in the exchange offer with the intention or for the purpose of participating in a distribution of the Registered Notes may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Certain broker-dealers will similarly be required to deliver a prospectus in connection with resales of Registered Notes. For a description of these requirements, see “The Exchange Offer—Resales of the Registered Notes”.

Risks Related to the Notes

We and our affiliates have a significant amount of indebtedness, which could adversely affect our financial performance and impact our ability to make payments on the Notes.

We continue to carry significant debt. As of June 30, 2015, we had total consolidated long-term debt (including the debt of our subsidiaries, but excluding long-term debt classified as “Capital leases and other obligations”) of approximately $19.9 billion, and we had approximately $8.7 billion of unsecured and unsubordinated long-term debt that would have ranked equally in right of payment with the Notes.

The indenture governing the Notes does not limit the amount of additional unsecured debt that we may incur. In addition, we currently maintain unsecured revolving credit facilities under which we may borrow up to almost $2.1 billion of additional funds at any point in time. Any additional indebtedness we incur under the indenture governing the Notes or our revolving credit facilities will rank equally in right of payment with the Notes.

If we incur additional debt, the risks associated with our leverage, including the risk that we will be unable to service the Notes, will increase. The degree to which we, together with our subsidiaries, are leveraged or incur additional debt could have important consequences to the holders of the Notes. For example, the degree of our consolidated leverage:

•	may limit our and our affiliates’ ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if, as discussed further in the following risk factors, (1) the ratings assigned to our debt securities by nationally recognized credit rating organizations (“credit ratings”) are revised downward or (2) we seek capital during periods of turbulent or unsettled market conditions;

•	may require us and our affiliates to dedicate a substantial portion of our and their cash flow from operations to the payment of interest and principal on our and their debt, reducing the funds available to us and our affiliates for other purposes, including acquisitions, capital expenditures, marketing and other growth initiatives;

•	may increase our and our affiliates’ future borrowing costs;

•	may limit our flexibility to adjust to changing business and market conditions and make us and our affiliates more vulnerable to a downturn in general economic conditions as compared to our competitors;

•	may impact the trading value or liquidity of the Notes;

•	may put us and our affiliates at a competitive disadvantage to competitors that are not as leveraged;

•	may increase the risk that third parties will be unwilling or unable to engage in hedging or other financial or commercial arrangements with us;

•	may increase the risk that we will need to sell securities or assets, possibly on unfavorable terms, or take other unfavorable actions to meet payment obligations; or

•	may increase the risk that we will not meet the financial covenants contained in our current or future debt agreements or timely make all required debt payments.

We intend to refinance a significant amount of our indebtedness in the future, principally through the issuance of debt securities of CenturyLink, Qwest Corporation or both. Our ability to arrange additional financing will depend on, among other factors, our financial position, performance, and credit ratings, as well as prevailing market conditions and other factors beyond our control. Prevailing market conditions could be adversely affected by disruptions in domestic or overseas sovereign or corporate debt markets, contractions or limited growth in the economy or other similar adverse economic developments in the United States or abroad. Instability in the global financial markets has from time to time resulted in periodic volatility in the capital markets. This volatility could limit our access to the credit markets, leading to higher borrowing costs or, in some cases, the inability to obtain financing on terms that are as favorable as those from which we previously benefitted, on terms that are acceptable to us, or at all. Any such failure to obtain additional financing could jeopardize our ability to repay, refinance or reduce our debt obligations, including the Notes.

Any downgrade in our credit ratings could limit our ability to obtain future financing, increase our borrowing costs and adversely affect the market price of our outstanding debt securities, including the Notes, or otherwise impair our business, financial condition, results of operations and prospects.

The Notes are rated by at least one nationally recognized credit rating organization, and we expect this to continue in the future. A debt rating is not a recommendation to purchase, sell or hold the Notes. These ratings are not intended to correspond to market price or suitability of the Notes for any particular investor.

Credit rating agencies continually review their ratings for the companies that they follow, including us and certain of our subsidiaries. Credit rating agencies also evaluate the industries in which we and our affiliates operate as a whole and may change their credit rating for us based on their overall view of such industries. There can be no assurance that any rating assigned to any of our debt securities, including the Notes, will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant. Our ratings could be lowered under a wide range of circumstances impacting our financial condition or prospects, including without limitation an acquisition, joint venture, increase in capital expenditures, increase in employee benefit expenses, or adverse changes in competition, regulation, technology, taxes, operating costs or litigation costs.

A downgrade of our or our subsidiaries’ credit ratings could, among other things:

•	adversely affect the market price of our debt securities, including the Notes;

•	limit our access to the capital markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all;

•	result in or trigger the application of new or more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur;

•	increase our cost of borrowing; and

•	impair our business, financial condition and results of operations.

Our financial performance and other factors could adversely impact our ability to make payments on the Notes.

Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness (including the Notes) will depend on our financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and other factors beyond our control. As of the date of this prospectus, approximately $2.9 billion aggregate principal amount of the debt securities of us and our consolidated subsidiaries will mature through June 30, 2018. While we currently believe we and our subsidiaries will have the financial resources to meet or refinance our and our subsidiaries’ obligations when they become due, we cannot fully anticipate our future performance or financial condition, or the future condition of the credit markets or the economy generally.

The Notes are unsecured, are solely our obligations and are effectively subordinated to the debt of our subsidiaries and any future secured indebtedness.

None of our obligations under the Notes are secured by collateral or guaranteed by any of our subsidiaries or other persons. As such, the Notes are exclusively our obligations.

As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of funds to us from our subsidiaries in the form of dividends, loans or other payments. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the Notes or, subject to limited exceptions for tax-sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. State law applicable to each of our subsidiaries restricts the amount of dividends that they may pay. Restrictions that have been or may be imposed by state regulators (either in connection with obtaining necessary approvals for our acquisitions or in connection with our regulated operations), and restrictions imposed by credit agreements applicable to certain of our subsidiaries may limit the amount of funds that our subsidiaries are permitted to transfer to us, including the amount of dividends that may be paid to us. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of the Notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of June 30, 2015, the aggregate principal amount of long-term debt of our subsidiaries (excluding long-term debt classified as “Capital leases and other obligations”) was approximately $11.4 billion.

In addition, the Notes will be effectively subordinated in right of payment to any of our future secured indebtedness to the extent of the value of the assets securing any such indebtedness.

The provisions of the Notes relating to change of control transactions will not necessarily protect you in the event of a highly leveraged transaction, sale of assets or change in the composition of our board of directors.

The terms of the Notes will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, recapitalization, restructuring, merger or other similar transactions involving us. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings of our debt securities, or otherwise adversely affect the holders of the Notes. For a variety of reasons, these transactions may not necessarily constitute a Change of Control Repurchase Event that affords you the protections described in this prospectus. See the definitions of “Change of Control” and “Change of Control Repurchase Event” under “Description of the Notes—Purchase of Notes Upon a Change of Control Repurchase Event”. Except as described under “Description of the Notes—Purchase of Notes Upon a Change of Control Repurchase Event”, the indenture does not contain provisions that permit the holders of the Notes to require us to repurchase the Notes in the event of a takeover, recapitalization or similar transaction.

The definition of “Change of Control” includes a disposition to any person of all or substantially all of our properties and assets and the properties and assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the properties or assets of us and our subsidiaries taken as a whole. As a result, your ability to require us to offer to repurchase Notes as a result of a transfer of less than all of our assets to another person may be uncertain.

In addition, courts in several recent decisions have raised the possibility that a change of control put right occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors might be unenforceable on public policy grounds under certain circumstances. Consequently, holders may not be entitled to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with certain proxy contests.

We may not be able to repurchase all of the Notes upon a Change of Control Repurchase Event.

As described under “Description of the Notes—Purchase of Notes Upon a Change of Control Repurchase Event”, we will be required to offer to repurchase the Notes upon the occurrence of a Change of Control Repurchase Event. We may not have sufficient funds to repurchase the Notes for cash at such time. In addition, our ability to repurchase the Notes for cash may be limited or prohibited by law or our credit, lease or operating agreements in existence at the time. To the extent we are unable to obtain relief from any such limitations or prohibitions, we may be unable to repurchase the Notes. In that case, our failure to offer to repurchase the Notes could constitute an event of default under the supplemental indenture governing the Notes which could, in turn, constitute a default under other of our agreements relating to our indebtedness outstanding at the time.

Subject to certain limited exceptions, the Notes do not contain restrictive covenants.

The indenture governing the Notes does not contain restrictive covenants that would protect you from many kinds of transactions that may adversely affect you, other than certain covenants limiting liens and limiting or relating to certain change of control or other corporate transactions. For instance, the indenture does not contain covenants limiting any of the following:

•	the payment of dividends to, or the repurchase of securities from, our shareholders;

•	the incurrence of additional indebtedness by us or our subsidiaries;

•	the issuance of common or preferred stock by us or our subsidiaries;

•	our ability or our subsidiaries’ ability to enter into sale/leaseback transactions;

•	the creation of restrictions on the ability of our subsidiaries to make payments to us;

•	our ability or our subsidiaries’ ability to engage in asset sales;

•	our ability or our subsidiaries’ ability to invest in or loan money to third parties; or

•	our ability or our subsidiaries’ ability to enter into various transactions with affiliates.

As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or capital resources, lower the credit ratings of our debt securities, or otherwise adversely affect the holders of the Notes.

The Notes do not have an established trading market, which may, among several other factors, negatively affect their liquidity or market value.

The Notes have no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for inclusion of the Notes on any automated dealer quotation system. The Initial Purchasers have made a market in the Unregistered Notes and may make a market in the Registered Notes. However, they are under no obligation to do so and may, either at their discretion or due to regulatory constraints, discontinue any market-making activities at any time without any notice. Consequently, we cannot make any assurances as to:

•	the development or sustainability of an active trading market;

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their Notes in a timely manner or at all; or

•	the price at which the holders might be able to sell their Notes.

If a trading market does develop, the market price for the Notes will be based on a number of other factors, including:

•	our credit ratings with nationally recognized credit rating agencies and market liquidity, each of which are discussed above;

•	prevailing interest rates being paid by other companies similar to us;

•	the market for debt securities similar to the Notes, including other outstanding notes issued by us or our affiliates;

•	the total amount owed by us under our outstanding indebtedness, the total amount of dividends that we pay in respect of our capital stock and the total amount of capital stock we repurchase from time to time, which could be affected by our future incurrence of additional debt or issuance of additional securities;

•	our consolidated financial condition, results of operations and prospects;

•	general economic conditions in our markets, and general industry and regulatory conditions prevailing in the communications industry; and

•	the overall condition of the financial markets, many of which have experienced substantial turbulence over the past few years.

The condition of the credit markets and prevailing interest rates have fluctuated historically and are likely to continue to fluctuate in the future, especially if the European sovereign debt markets remain unsettled and worldwide economic uncertainties persist. Fluctuations in these factors could have an adverse effect on the price and liquidity of the Notes. In particular, any increase in market interest rates, which are currently at low levels relative to historical rates, will likely reduce demand for the Notes and depress their market value.

Historically, the market for non-investment grade debt has been subject to periodic disruptions that have caused substantial volatility in the prices of securities similar to the Notes. Any market for the Notes may be subject to similar disruptions, which may adversely affect you as a holder of the Notes.

Risks Relating to Our Business

We and our affiliates face a variety of risks, including an array of financial and operational risks and various competitive, technological and regulatory risks. All of these risks are described in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, as may be updated and supplemented in our subsequent SEC reports, all of which are incorporated by reference herein. See “Where You Can Find More Information”.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Registered Notes. In consideration for issuing the Registered Notes contemplated by this prospectus, we will receive Unregistered Notes in like principal amount. We intend to retire and cancel the Unregistered Notes surrendered in exchange for the Registered Notes. Accordingly, the issuance of the Registered Notes will not result in any increase in our indebtedness.

THE EXCHANGE OFFER

In connection with selling the Unregistered Notes to the Initial Purchasers on March 19, 2015, we entered into a registration rights agreement with the Initial Purchasers, for the benefit of the holders, pursuant to which we agreed, at our cost, to:

(1)	file an exchange offer registration statement with the SEC in no event later than 270 days after March 19, 2015 (the “Issue Date”), pursuant to which Registered Notes will be offered in exchange for the then outstanding Unregistered Notes;

(2)	use our commercially reasonable efforts to (a) cause the exchange offer registration statement to be declared effective by the SEC in no event later than 330 days after the Issue Date and (b) consummate the exchange offer in no event later than 365 days after the Issue Date; and

(3)	cause the exchange offer to remain open for a period of not less than 20 business days.

Certain holders of Unregistered Notes that constitute Transfer Restricted Securities (as defined below) may exchange their Transfer Restricted Securities for Registered Notes. Holders of the Unregistered Notes are required to make certain representations, warranties and agreements in order to participate in the exchange offer. For more information, see “—Exchange Procedures”.

For the purposes of the registration rights agreement, the Unregistered Notes will be “Transfer Restricted Securities” until the earliest of the date on which:

(1)	such Unregistered Note is exchanged in the exchange offer and is entitled to be resold to the public by its holder without complying with the prospectus delivery requirements of the Securities Act;

(2)	such Unregistered Note has been disposed of in accordance with the shelf registration statement described below;

(3)	such Unregistered Note is disposed of by a broker-dealer pursuant to the “Plan of Distribution” section below (including delivery of the prospectus contained therein); or

(4)	such Unregistered Note is actually sold pursuant to Rule 144 under the Securities Act.

If (a) the exchange offer is not permitted by applicable law or policy of the SEC, (b) for any reason the exchange offer is not consummated by the applicable date or (c) any holder of Unregistered Notes that are Transfer Restricted Securities (other than an Initial Purchaser) notifies us that:

(1)	it is prohibited by law or policy of the SEC from participating in the exchange offer; or

(2)	it may not resell the Registered Notes acquired by it in the exchange offer to the public without delivering a prospectus, and this prospectus is not appropriate or available for such resales by it, then we will be obligated under the registration rights agreement to file with the SEC, at our cost, a shelf registration statement covering resales of such Notes within 30 days after the time such obligation to file arises. We will be further obligated to use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 90 days after such shelf registration statement is filed and to keep the shelf registration statement effective until one year after its effective date or such shorter period ending when all resales of such Notes covered by such shelf registration statement have been made. A holder selling Notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder, including certain indemnification obligations. Holders of such Notes will be required to deliver certain information to be used in connection with the shelf registration statement in order to have their Notes included in the shelf registration statement.

In the event that:

(1)	we fail to consummate the exchange offer on or before March 18, 2016 (the 365th day after the Issue Date);

(2)	the shelf registration statement, if required by the registration rights agreement, is not declared effective by the SEC on or prior to the date specified in the registration rights agreement for such effectiveness; or

(3)	the shelf registration statement required by the registration rights agreement is declared effective but thereafter ceases to be effective or usable in connection with its intended purpose, for such time of non-effectiveness or non-usability, with each such event being referred to as a “registration default,”

then we will pay to each holder of such Notes affected thereby additional interest that will accrue and be payable semi-annually on such Notes (in addition to the stated interest on the Notes) from and including the date such registration default occurs to, but excluding, the date on which the exchange offer is consummated, the shelf registration statement is declared effective, or the registration statement is again declared effective or made usable. During the time that additional interest is accruing continuously, the rate of such additional interest shall be 0.25% per annum during the first 90-day period and shall increase by 0.25% per annum for each subsequent 90-day period, but in no event shall such rate exceed 0.50% per annum in the aggregate and in no event shall such rate apply to more than one registration default at a time. The accrual of additional interest will cease upon the earlier of (1) the date on which all registration defaults have been cured or (2) the date on which none of the Notes are Transfer Restricted Securities.

Under certain circumstances, we may delay the filing or the effectiveness of the exchange offer registration statement or the shelf registration statement and shall not be required to maintain the effectiveness thereof or amend or supplement the exchange offer registration statement or the shelf registration statement. Any such delay period will not alter our obligations to pay the above-specified additional interest payments with respect to a registration default.

This summary of material provisions of the registration rights agreement is not complete and is qualified in its entirety by reference to the registration rights agreement, a copy of which we have filed as an exhibit to the registration statement of which this prospectus forms a part. We will provide a copy of the registration rights agreement upon receipt of a request delivered to our address set forth elsewhere in this prospectus.

Resales of the Registered Notes

Based on existing interpretations by the staff of the SEC set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation and Morgan Stanley & Co., Incorporated), we believe that the Registered Notes issued pursuant to the exchange offer in exchange for Unregistered Notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

(1)	are acquiring the Registered Notes in the ordinary course of business; and

(2)	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the Registered Notes.

Any holder of Unregistered Notes, including any broker-dealer, who

(1)	is our affiliate;

(2)	does not acquire the Registered Notes in the ordinary course of its business; or

(3)	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Registered Notes;

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of such holder’s Registered Notes.

Under similar SEC interpretations, each broker-dealer that receives Registered Notes in exchange for Unregistered Notes that were acquired for its own account as a result of market-making or other trading activities will be required to deliver a prospectus in connection with any resale of such Registered Notes. Such broker-dealers may fulfill their prospectus delivery requirements with respect to Registered Notes by delivering this prospectus. To the extent necessary to ensure that this prospectus is available for sales of Registered Notes by broker-dealers, we are required to use our commercially reasonable efforts to keep the exchange offer registration statement of which this prospectus forms a part continuously effective, supplemented and amended for a period of 180 days after the date on which the registration statement is declared effective or such shorter period as will terminate when a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. For additional information, see “Plan of Distribution”.

For a discussion of certain risks associated with the SEC’s no-action interpretations, see “Risk Factors—Risks Relating to the Exchange Offer—For a variety of reasons, you may not be able to resell your Registered Notes.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Unregistered Notes validly tendered and not withdrawn prior to the Expiration Date. We will issue $1,000 principal amount of Registered Notes in exchange for each $1,000 principal amount of Unregistered Notes accepted in the exchange offer. Holders may tender some or all of their Unregistered Notes pursuant to the exchange offer. However, Unregistered Notes may be tendered only in minimal denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the Registered Notes are the same as the form and terms of the Unregistered Notes, except that

(1)	the Registered Notes will have been registered under the Securities Act and will not bear legends restricting their transfer pursuant to the Securities Act; and

(2)	except as otherwise described above, holders of the Registered Notes will not be entitled to the rights of holders of Unregistered Notes under the registration rights agreement.

The Registered Notes will evidence the same debt as the Unregistered Notes which they replace, and will be issued under, and be entitled to the benefits of, the indenture that governs all of the Notes.

Holders of the Unregistered Notes do not have any appraisal or dissenters’ rights under Louisiana law or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

We will be deemed to have accepted validly tendered Unregistered Notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of the Unregistered Notes. The Registered Notes delivered pursuant to the exchange offer will be issued on the earliest practicable date following our acceptance for exchange of Unregistered Notes.

Holders who tender Unregistered Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Unregistered Notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and Expenses”.

Participation in the exchange offer is completely voluntary. Holders of Unregistered Notes are urged to carefully consider all of the information contained or incorporated into this prospectus, and to consult with their financial and tax advisors in connection with deciding whether to participate in the exchange offer.

Expiration Date, Extensions, and Amendments

The term “Expiration Date,” with respect to the exchange offer, shall mean 5:00 p.m., New York City time, on October 8, 2015, unless we, in our sole discretion, extend the exchange offer, in which case the term “Expiration Date” shall mean the latest date and time to which the exchange offer is extended. We do not currently intend to extend the expiration date.

If we elect to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the exchange offer.

We reserve the right, in our sole discretion;

(1)	to delay accepting any Unregistered Notes;

(2)	to extend the exchange offer;

(3)	if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer; or

(4)	to amend the terms of the exchange offer in any manner.

We may effect any such delay, extension or termination by giving oral or written notice thereof to the exchange agent.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a notice thereof. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Unregistered Notes. We will then extend the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Exchange Procedures

Acceptance of Unregistered Notes for Exchange

In all cases, we will promptly issue Registered Notes for outstanding Unregistered Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives from holders a valid tender of the Unregistered Notes and a validly completed letter of transmittal, or substitutes therefor, in each case as described in greater detail below under “—Procedures for Tendering Unregistered Notes.”

By tendering outstanding Unregistered Notes pursuant to this prospectus and the related letter of transmittal, you will be deemed to have represented to us that, among other things:

(1)	the Registered Notes to be acquired by the holder and any beneficial owner(s) of the Unregistered Notes in connection with the exchange offer are being acquired by the holder and any beneficial owner(s) in the ordinary course of business of the holder and any such beneficial owner(s);

(2)	the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate (including any of our affiliates), in a distribution of the Registered Notes within the meaning of the Securities Act;

(3)

the holder and each beneficial owner acknowledge and agree that any person participating in the exchange offer with the intention or for the purpose of distributing the Registered Notes will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction with respect to the Registered Notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters;

(4)	neither the holder nor any beneficial owner is an “affiliate,” as defined under Rule 405 of the Securities Act, of ours; and

(5)	the holder and each beneficial owner understands that a secondary resale transaction described in clause (3) above should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the SEC.

In addition, each broker-dealer that is to receive Registered Notes in exchange for outstanding Unregistered Notes that it acquired for its own account as a result of market-making activities or other trading activities will be deemed to have acknowledged and agreed that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Registered Notes. The letter of transmittal states that, by so delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. For more information, see “Plan of Distribution”.

We will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt and acceptance of outstanding Unregistered Notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding Unregistered Notes not properly tendered or to not accept any particular Unregistered Notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding Unregistered Notes prior to the Expiration Date.

Unless waived, any defects or irregularities in connection with tenders of outstanding Unregistered Notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding Unregistered Notes for exchange, nor will any of them incur any liability for any failure to give such notification. Any outstanding Unregistered Notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the Expiration Date.

Procedures for Tendering Unregistered Notes

Because the Unregistered Notes were issued as global notes, this prospectus generally assumes that holders will tender their outstanding Unregistered Notes through book-entry transfers, although supplemental information regarding the delivery of certificated notes is also included in the unlikely event that the global notes are exchanged for certificated notes.

To validly tender your outstanding Unregistered Notes in the exchange offer, you must, prior to the Expiration Date, either:

(1)	complete, sign and date the letter of transmittal, and deliver such letter of transmittal to the exchange agent at the address set forth below under “—Exchange Agent”; or

(2)	comply with The Depository Trust Company (“DTC”) Automated Tender Offer Program procedures described below.

In addition, the exchange agent must, prior to the Expiration Date, either:

(1)	receive certificates for your outstanding Unregistered Notes; or

(2)	receive a confirmation of book-entry transfer of your outstanding Unregistered Notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message.

Your tender, if not withdrawn prior to the Expiration Date, will constitute an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

If you are a beneficial owner whose outstanding Unregistered Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding Unregistered Notes, you should promptly contact your registered holder and instruct the registered holder to tender on your behalf.

The method of delivery of outstanding Unregistered Notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the Expiration Date. You should not send letters of transmittal or certificates representing outstanding Unregistered Notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding Unregistered Notes surrendered for exchange are tendered:

(1)	by a registered holder of the outstanding Unregistered Notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2)	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any Unregistered Notes listed on the outstanding Unregistered Notes, such outstanding Unregistered Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding Unregistered Notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding Unregistered Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

Book Entry Transfer

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender Unregistered Notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the Unregistered Notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

(1)	DTC has received an express and unconditional acknowledgment from a participant in its Automated Tender Offer Program that the participant is tendering a specified amount of outstanding Unregistered Notes that are the subject of the book-entry confirmation;

(2)	the participant has received and unconditionally agrees to be bound by the terms of the letter of transmittal; and

(3)	we may enforce that agreement against such participant.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of Unregistered Notes at any time prior to the Expiration Date.

For a withdrawal to be effective:

(1)	the exchange agent must receive a written notice of withdrawal at the address set forth on the inside of the back cover of this prospectus; or

(2)	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

(1)	specify the name of the person who tendered the Unregistered Notes to be withdrawn;

(2)	identify the Unregistered Notes to be withdrawn, including the principal amount of the Unregistered Notes;

(3)	be signed by the person who tendered the Unregistered Notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

(4)	specify the name in which the Unregistered Notes are to be re-registered, if different from that of the withdrawing holder.

If Unregistered Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Unregistered Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to validity, form, eligibility and time of receipt of any withdrawal notices. Our determination will be final and binding on all parties. We will deem any Unregistered Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Unregistered Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of Unregistered Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such Unregistered Notes will be credited to an account maintained with DTC for the Unregistered Notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Unregistered Notes by following one of the procedures described under “—Exchange Procedures—Procedures for Tendering Unregistered Notes” at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

The exchange offer will not be subject to any conditions, other than that:

(1)	no stop order is threatened or in effect with respect to either the registration statement of which this prospectus forms a part or the qualification of the indenture governing the Notes under the Trust Indenture Act of 1939, as amended;

(2)	the exchange offer, or the making of any exchange by a holder in connection therewith, does not violate applicable law or any applicable interpretation of the staff of the SEC;

(3)	no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our judgment, might impair our ability to proceed with the exchange offer;

(4)	there shall not have been adopted or enacted any law, statute, rule or regulation which, in our judgment, would materially impair our ability to proceed with the exchange offer; or

(5)	there shall not have occurred any material change in the financial markets in the United States or any outbreak of hostilities or escalation thereof or other calamity or crisis the effect of which on the financial markets of the United States, in our judgment, would materially impair our ability to proceed with the exchange offer.

If we determine in our sole discretion that any of the conditions to the exchange offer are not satisfied, we may:

(1)	refuse to accept any Unregistered Notes, terminate the exchange offer and return all tendered Unregistered Notes to the tendering holders;

(2)	extend the exchange offer and retain all Unregistered Notes tendered prior to the Expiration Date applicable to the exchange offer, subject, however, to the rights of holders to withdraw such Unregistered Notes in the manner described above under “—Withdrawal of Tenders”; or

(3)	waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered Unregistered Notes which have not been withdrawn.

The conditions described above (1) are solely for our benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, including any action or inaction by us, (2) confer rights upon us that are in addition to, and not in limitation of, our rights to extend, amend or terminate the exchange offer, and (3) may be waived by us, in whole or in part, at any time and from time to time before the Expiration Date. Any determination by us concerning the fulfillment or non-fulfillment of any condition will be final and binding on all parties. Our failure at any time to exercise any of our rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right that may be asserted at any time and from time to time.

If we determine that any of the above-described actions constitute a material change to the exchange offer, we will promptly disclose such action by means of a prospectus supplement that will be distributed to the registered holders, and will extend the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Consequences of Failure to Exchange

The Unregistered Notes that are not exchanged for Registered Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Unregistered Notes may be resold only:

(1)	to us upon redemption thereof or otherwise;

(2)	so long as the Unregistered Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A promulgated under the Securities Act in a transaction meeting the requirements of Rule 144A;

(3)	in an offshore transaction pursuant to Regulation S under the Securities Act;

(4)	pursuant to an exemption from registration in accordance with Rule 144, if available, under the Securities Act;

(5)	in reliance on another exemption from the registration requirements of the Securities Act; or

(6)	pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

For additional information, see “Risk Factors—Risks Related to the Exchange Offer—If you do not exchange your Unregistered Notes, your Unregistered Notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your Unregistered Notes.”

We may in the future seek to acquire untendered Unregistered Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding Unregistered Notes that are not tendered in the exchange offer.

Exchange Agent

We have appointed Regions Bank, the trustee under the indenture governing the Notes, as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery and other documents should be directed to the exchange agent addressed as follows:

By Mail or Hand: Regions Bank Corporate Trust II City Plaza 400 Convention Street – 9th Floor Baton Rouge, LA 70802 Attention: Kesha J. Moore	For Additional Information: Telephone: (225) 388-2683 Facsimile: (225) 388-2618 Email: kesha.moore@regions.com Attention: Kesha J. Moore

Fees and Expenses

We will bear the expenses of soliciting tenders. No dealer-manager has been retained in connection with the exchange offer and we do plan on making any payments to brokers, dealers or others in connection with soliciting acceptance of the exchange offer. However, we will pay reasonable and customary fees to the exchange agent for its services and have agreed to reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith.

Our out of pocket expenses for the exchange offer will also include fees and expenses of the trustee under the indenture, accounting and legal fees and printing costs, among others. In addition, we will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the prospectus and the related documents to the beneficial owners of Unregistered Notes held by them as nominee or in a fiduciary capacity.

We will pay all transfer taxes, if any, applicable to the exchange of the Unregistered Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Unregistered Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, we reserve the right to bill the amount of such transfer taxes directly to such tendering holder.

Accounting Treatment

The Registered Notes will be recorded at the carrying value of the Unregistered Notes and no gain or loss for accounting purposes will be recognized.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Registered Notes in exchange for outstanding Unregistered Notes that it acquired for its own account as a result of market-making activities or other trading activities will be deemed to have acknowledged and agreed that it will deliver a prospectus in connection with any resale of Registered Notes. In addition, all dealers effecting transactions in the Registered Notes may be required to deliver a prospectus.

To the extent necessary to ensure that this prospectus is available for sales of Registered Notes by broker-dealers, we are required to use our commercially reasonable efforts to keep the exchange offer registration statement of which this prospectus forms a part continuously effective, supplemented and amended for a period of 180 days after the date on which the registration statement is declared effective or such shorter period as will terminate when a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. During this period, we are required to send sufficient copies of the latest version of this prospectus to any broker-dealer promptly upon request. Under the terms and subject to the conditions of the registration rights agreement, we are required to indemnify the holders of the Registered Notes against certain liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from any sale of Registered Notes by broker-dealers. Registered Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

(1)	in the over-the-counter market;

(2)	in negotiated transactions; or

(3)	through the writing of options on the Registered Notes or a combination of such methods of resale, at prices:

(a)	prevailing at the time of resale,

(b)	related to such prevailing market prices, or

(c)	negotiated by the parties.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Registered Notes.

Any broker-dealer that resells Registered Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Registered Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Registered Notes and any commission on concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by performing its obligation to deliver a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in the exchange offer will represent that it has no arrangements or understanding with any person to participate with the distribution of the Unregistered Notes or the Registered Notes within the meaning of the Securities Act.

We do not presently intend to apply for listing of the Notes on any securities exchange. For additional information, see “Risk Factors—Risks Related to the Exchange Offer—For a variety of reasons, you may not be able to resell your Registered Notes” and “—Risks Related to the Notes—The Notes do not have an established trading market, which may, among several other factors, negatively affect their liquidity or market value.”

DESCRIPTION OF THE NOTES

The following description of the Notes is only a summary and is not intended to be comprehensive. The summary is subject to, and qualified in its entirety by reference to, all the provisions of the Notes and the indenture governing the Notes. We urge you to read the Notes and the indenture governing the Notes, which you may obtain from us upon request, because they, and not this description, define your rights as holders of the Notes.

The Unregistered Notes were issued by us as a separate series of senior debt securities under an indenture, dated as of March 31, 1994, between us and Regions Bank, as trustee (successor-in-interest to First American Bank and Trust of Louisiana and Regions Bank of Louisiana) (the “base indenture”), as amended or supplemented from time to time, including as supplemented by the tenth supplemental indenture thereto establishing the terms of the Notes between us and the trustee (the “supplemental indenture” and, together with the base indenture, as amended and supplemented, the “indenture”). The Unregistered Notes were previously sold by us to the Initial Purchasers on March 19, 2015 in a private offering not subject to the registration requirements of the Securities Act.

Any Unregistered Notes that remain outstanding after completion of the exchange offer, together with the Registered Notes issued in the exchange offer, will be treated as a single class of securities under the indenture (the “Notes”). When we refer to the “debt securities,” such reference shall refer to senior debt securities issued under the indenture, including the Notes.

We have filed the base indenture as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2014 and the supplemental indenture as an exhibit to our Current Report on Form 8-K filed with the SEC on March 19, 2015, and you may obtain a copy of such filings by following the directions described under the caption “Where You Can Find More Information”. Our description of the Notes below is qualified by reference to the base indenture and the supplemental indenture, both of which we urge you to read.

Unless otherwise indicated, each reference italicized in parenthesis below applies to section numbers in the base indenture.

General

Subject to the more detailed information appearing below in this prospectus, the Notes:

(1)	will mature on April 1, 2025, unless redeemed or repurchased prior to that date, as described below;

(2)	accrue interest at the annual rate of 5.625%, payable by us semi-annually in arrears on the dates and in the manner described below;

(3)	are redeemable by us in the manner described below under the heading “—Optional Redemption”;

(4)	require us, upon the occurrence of a “Change of Control Repurchase Event,” to make an offer to repurchase the Notes on the terms and conditions described below under the heading “—Purchase of Notes Upon a Change of Control Repurchase Event”; and

(5)	are our senior unsecured obligations and, accordingly, rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt.

Interest on the Notes is payable by us semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015, to the registered holders of the Notes at the close of business on the preceding March 15 and September 15, respectively. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will mature on April 1, 2025.

As a newly-issued series of our debt securities, the Notes were limited initially to $500 million aggregate principal amount. However, we may “reopen” the Notes at any time without the consent of the holders of the Notes and issue additional debt securities with the same terms (except the issue price, issue date and initial interest payment date). Any such additional debt securities, together with the Notes offered by this prospectus, would constitute a single fungible series of debt securities under the indenture.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the required payment of principal, premium, if any, and interest will be made on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on the amount so payable for the period from and after the scheduled interest payment date, maturity date or redemption date, as the case may be, to the actual date of that payment on the next succeeding business day.

The Notes have no established trading market. For additional information regarding the trading market, if any, of the Notes, see “Plan of Distribution”.

None of our obligations under the Notes are secured by collateral or guaranteed by any of our subsidiaries or other persons.

The Notes are governed by Louisiana law.

All payments of principal of and interest on the Notes will be made in U.S. dollars.

We or our affiliates may from time to time repurchase any of our outstanding Notes offered hereunder by tender, in the open market or by private agreement.

Ranking

The Notes are our senior unsecured obligations. Our obligations to pay principal, premium, if any, and interest on the Notes rank senior to our obligations to make payments under any of our future subordinated debt, and rank equally in right of payment with our obligations to make payments under all of our existing and future unsecured and unsubordinated debt. The Notes are effectively subordinated in right of payment to any of our future secured indebtedness to the extent of the value of the assets securing any such indebtedness. The indenture does not limit the aggregate principal amount of senior debt securities that we may issue thereunder. As of June 30, 2015, we had approximately $8.7 billion of unsecured and unsubordinated long-term debt that would have ranked equally with the Notes, most of which was issued under the indenture. For information on our consolidated indebtedness, see “Risk Factors—Risks Related to the Notes—We and our affiliates have a significant amount of indebtedness, which could adversely affect our financial performance and impact our ability to make payments on the Notes” in this prospectus, as well as periodic reports that we have filed with the SEC, as described further under “Where You Can Find More Information”.

As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of funds to us from our subsidiaries in the form of dividends, loans or other payments. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the Notes or, subject to limited exceptions for tax sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. For a discussion of certain restrictions on the ability of our subsidiaries to distribute funds to us, see “Risk Factors—Risks Related to the Notes—The Notes are unsecured, are solely our obligations and are effectively subordinated to the debt of our subsidiaries and any future secured indebtedness” in this prospectus.

Optional Redemption

Redemption Terms. At any time before January 1, 2025 (three months before the maturity date of the Notes), we may redeem the Notes, in whole or from time to time in part, at our option, at a redemption price equal to the greater of:

(1)	100% of the principal amount of the Notes to be redeemed; or

(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate applicable to the Notes plus 50 basis points;

together with any accrued and unpaid interest on the principal amount of the Notes to be redeemed to, but not including, the redemption date.

At any time on or after January 1, 2025 (three months before the maturity date of the Notes), we may redeem the Notes, in whole or from time to time in part, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with any accrued and unpaid interest to, but not including, the redemption date.

In addition, at any time on or prior to April 1, 2018, we may redeem up to 35% of the principal amount of the Notes with the net proceeds of an Equity Offering at a redemption price equal to 105.625% of the principal amount of the Notes to be redeemed, together with any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but not including, the redemption date; provided that:

(1)	at least 65% of the principal amount of the Notes remains outstanding after each such redemption; and

(2)	the redemption occurs within 90 days after the closing of such Equity Offering.

Notice of an optional redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the Notes to be redeemed at its registered address. The notice of optional redemption for the Notes will state, among other things, the amount of Notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of Notes to be redeemed.

Notices of redemption may be given prior to the completion of any event or transaction related to such redemption, and any redemption or notice may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in our discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

If we choose to redeem less than all of the Notes, we will notify the trustee at least 45 days before giving notice of optional redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of Notes to be redeemed and the redemption date. The trustee will select by lot, or in such other manner it deems fair and appropriate, the Notes to be redeemed in part.

If we have given notice of redemption as provided in the indenture and made available funds for the redemption of the Notes (or any portion thereof) called for redemption on or prior to the redemption date referred to in such notice, those Notes will cease to bear interest on that redemption date and the only right of the holders of those Notes will be to receive payment of the redemption price.

Certain Definitions. For purposes of the foregoing discussion of our optional redemption rights, the following definitions are applicable:

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (the “Remaining Life”) of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Equity Interests” means any and all shares, interests, rights to purchase, warrants, options or other equivalents of or interests in our capital stock, however designated.

“Equity Offering” means a public or private offering for cash of our Equity Interests, other than (1) public offerings with respect to our Equity Interests registered on Form S-4 or S-8, (2) an issuance to any of our subsidiaries or (3) any offering of Equity Interests issued in connection with a transaction that constitutes a Change of Control.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means each of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, (2) Citigroup Global Markets Inc., (3) J.P. Morgan Securities LLC and (4) a firm that is a primary U.S. government securities dealer in New York City to be selected by Wells Fargo Securities, LLC, or, in each case, affiliates thereof, and its respective successors, or any other firm that is a primary U.S. government securities dealer in New York City (each, a “Primary Treasury Dealer”) that we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

Purchase of Notes Upon a Change of Control Repurchase Event

Repurchase Terms. If a Change of Control Repurchase Event occurs, unless we have elected to redeem the Notes as described above, we will be required to make an offer to each holder of Notes to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, together with any accrued and unpaid interest on the Notes repurchased to, but not including, the date of repurchase.

Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder of Notes, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the Notes on the payment date specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on a Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1)	accept for payment all the Notes or portions of the Notes properly tendered pursuant to our offer;

(2)	deposit with the Paying Agent an amount equal to the aggregate purchase price in respect of all the Notes or portions of the Notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by us.

We will determine whether the Notes are properly tendered. The Paying Agent will promptly mail to each holder of Notes properly tendered the purchase price for the Notes, and, subject to the terms and conditions of the indenture, the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided, however, that such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 thereafter. Any Note properly tendered and accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

We will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all Notes properly tendered and not withdrawn under its offer.

The Change of Control Repurchase Event feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control Repurchase Event feature was requested by the Initial Purchasers as an inducement to their agreement to purchase the Notes, and was agreed to by us following our negotiations with the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future.

We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings of the Notes, subject in all such cases to certain restrictions on our ability to incur liens or enter into certain specified merger, consolidation or asset sale transactions. A description of these restrictions is contained under “—Certain Covenants—Merger and Consolidation” and “—Certain Covenants—Limitations on Liens” below. Except for the limitations contained in such covenants and the covenant relating to repurchases upon the occurrence of a Change of Control Repurchase Event described in this prospectus, however, the indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction. For additional information, see “Risk Factors—Risks Related to the Notes—The provisions of the Notes relating to change of control transactions will not necessarily protect you in the event of a highly leveraged transaction, sale of assets or change in the composition of our board of directors” in this prospectus.

We may not have sufficient funds to repurchase all the Notes upon a Change of Control Repurchase Event. In addition, even if we have sufficient funds, we may be prohibited from repurchasing the Notes by applicable law or under the terms of our credit, lease or operating agreements. For additional information, see “Risk Factors—Risks Related to the Notes—We may not be able to repurchase all of the Notes upon a Change of Control Repurchase Event” in this prospectus.

Certain Definitions. For purposes of the foregoing discussion of a repurchase at the option of a holder of Notes, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and the properties or assets of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our subsidiaries; (2) the adoption of a plan relating to our liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock; or (4) the first day on which a majority of the members of our board of directors are not Continuing Directors. For information on certain limitations of the foregoing definition of “Change of Control” and on the rights of holders of Notes to enforce their rights arising in connection therewith, see “Risk Factors—Risks Related to the Notes—The provisions of the Notes relating to change of control transactions will not necessarily protect you in the event of a highly leveraged transaction, sale of assets or change in the composition of our board of directors” in this prospectus.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date of the issuance of the Notes, or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Investment Grade” means (1) a rating of Baa3 or better by Moody’s (or its equivalent under any successor Rating Categories of Moody’s), (2) a rating of BBB- or better by S&P (or its equivalent under any successor Rating Categories of S&P), and (3) the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc.

“Paying Agent” means the trustee or any other paying agent selected by us to effect the payment of the purchase price of the Notes contemplated in connection with a Change of Control Repurchase Event.

“Rating Agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-l(e)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both, as the case may be.

“Rating Category” means (1) with respect to S&P, any of the following categories: BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (2) with respect to Moody’s, any of the following categories: Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (3) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

“Rating Date” means the date which is 90 days prior to the earlier of (1) a Change of Control or (2) public notice of the occurrence of a Change of Control or of our intention to effect a Change of Control.

“Ratings Event” means the occurrence of the events described in (a) or (b) below on, or within 90 days after the earlier of, (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies): (a) in the event the Notes are rated by both Rating Agencies on the Rating Date as Investment Grade, the rating of the Notes shall be reduced so that the Notes are rated below Investment Grade by both Rating Agencies, or (b) in the event the Notes (i) are rated Investment Grade by one Rating Agency and below Investment Grade by the other Rating Agency on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories, as well as between Rating Categories) so that the Notes are then rated below Investment Grade by both Rating Agencies or (ii) are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories, as well as between Rating Categories).

Notwithstanding the foregoing, a Ratings Event otherwise arising by virtue of a particular reduction in Rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Ratings Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in Rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Ratings Event).

“S&P” means Standard & Poor’s, a division of McGraw Hill Financial, Inc.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Events of Default

The indenture provides that an Event of Default means that one or more of the following events has occurred and is continuing with respect to debt securities of a particular series (including the Notes):

(1)	failure for 30 business days to pay interest on the debt securities of that series when due;

(2)

failure to pay principal of (or premium, if any, on) the debt securities of that series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that series unless caused solely by a wire transfer malfunction or similar problem outside our control;

(3)	failure to observe or perform any other covenant applicable to that series for 60 days after written notice with respect thereto by the trustee or to us and the trustee by the holders of at least 25% of the aggregate principal amount of such series of debt securities then outstanding; or

(4)	occurrence of certain specified events relating to bankruptcy, insolvency or reorganization with respect to CenturyLink (Section 6.01).

No Event of Default with respect to debt securities of a particular series (including the Notes) issued under the indenture necessarily constitutes an Event of Default with respect to the debt securities of any other series issued under the indenture.

If an Event of Default shall occur and be continuing with respect to any series of debt securities (including the Notes) and if it is known to the applicable trustee, such trustee is required to mail to each holder of that series a notice of the Event of Default within 90 days of such default. The trustee may withhold from holders notice of any continuing default (except a default in the payment of monies owed) if it determines that withholding notice is in their interests (Section 6.07).

If an Event of Default with respect to a series of debt securities (including the Notes) occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of that series of debt securities then outstanding may declare the principal of that series of debt securities to be due and payable immediately. The holders of a majority of aggregate outstanding principal amount of that series of debt securities may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with such trustee before any judgment or decree for such payment has been obtained or entered (Section 6.01).

Holders of debt securities may not enforce the indenture, except as provided therein. Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the affected series, unless, among other things, the holders shall have offered such trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the indenture, the holders of a majority in aggregate principal amount of the series of debt securities then outstanding (including the Notes) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such securities. The holders of a majority in aggregate principal amount of the then outstanding debt securities of any series (including the Notes) affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the debt securities of that series or a call for redemption of the debt securities of that series (Sections 6.04 and 6.06).

The holders of at least a majority in principal amount of the debt securities of any series (including the Notes) may waive any default (other than a payment of default) for securities of that series (Section 6.06).

We are required to furnish to the trustee annually a statement regarding our performance of certain of our obligations under the indenture (Section 5.03).

Discharge and Defeasance

We may discharge our obligations with respect to any series of our debt securities (including the Notes), subject to certain exceptions, if at any time all outstanding debt securities of that series not previously delivered to the trustee for cancellation by us shall have become due and payable or are to become due and payable or called for redemption within one year and we have deposited with the trustee the entire amount in moneys or

U.S. government obligations sufficient, without reinvestment, to pay at maturity or upon redemption the outstanding debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay or cause to be paid all other sums payable thereunder with respect to that series (Section 11.01).

Additionally, the indenture provides that we may discharge all of our obligations under the indenture with respect to any series of our debt securities (including the Notes), subject to certain exceptions, if at any time all outstanding debt securities of that series not previously delivered to the trustee for cancellation by us or that have not become due and payable as described above shall have been paid by us by depositing irrevocably with the trustee moneys or U.S. government obligations sufficient to pay at maturity or upon redemption the outstanding debt securities of that series, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay all other sums payable thereunder with respect to the debt securities of that series (Section 11.02).

Modification of Indenture

The indenture contains provisions permitting us, when authorized by a board resolution, and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of any series (including the Notes) at the time outstanding and affected by such modification, to modify the indenture or any supplemental indenture affecting that series. However, no such modification may:

(1)	extend the fixed maturity of the debt securities of any series (including the Notes), reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of each holder of each debt security so affected; or

(2)	reduce the aforesaid percentage of the debt securities, the holders of which are required to consent to any such supplemental indenture, without the consent of each holder of each debt security then outstanding and affected thereby (Section 9.02).

We and the trustee may amend or supplement the indenture, without the consent of any holder of any series of debt securities (including the Notes), to:

(1)	create a new series;

(2)	evidence the assumption by any successor to CenturyLink of our obligations under the indenture;

(3)	add covenants to the indenture for the protection of the holders of debt securities;

(4)	cure any ambiguity or inconsistency in the indenture, or make other provisions as shall not adversely affect the interests of the holders of debt securities of any series (including the Notes); or

(5)	change or eliminate any provisions of the indenture provided that there is no outstanding debt security of any series created prior to such change that benefits therefrom (Section 9.01).

Certain Covenants

Merger and Consolidation. Nothing in the indenture prevents us from consolidating or merging with or into, or selling, conveying, transferring or otherwise disposing of all or substantially all of our assets to, another corporation (whether or not affiliated with us or our successor or successors), provided that:

(1)	we agree to obtain a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume our obligations under all outstanding debt securities issued under the applicable indenture (Section 10.01);

(2)	the surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia (Section 10.01); and

(3)	we comply with any obligation under the applicable indenture to secure the debt securities then outstanding, as described under the heading “—Limitations on Liens” immediately below (Section 4.06).

Limitations on Liens. The indenture provides that we will not, while any of the debt securities issued thereunder remain outstanding, create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (which we collectively refer to below as liens) upon our property, whether now owned or hereafter acquired, unless we shall secure the debt securities then outstanding by such lien equally and ratably with the other indebtedness or obligations thereby secured so long as such other indebtedness or obligations remain so secured.

Notwithstanding the foregoing, the indenture does not restrict us from creating or suffering to exist the following liens permitted under the indenture:

(1)	liens upon property hereafter acquired by us or liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property;

(2)	liens on the stock of a corporation that, when such liens arise, concurrently becomes our subsidiary, or liens on all or substantially all of the assets of a corporation arising in connection with our purchase thereof;

(3)	liens for taxes and similar levies, deposits to secure performance or obligations under certain specified circumstances and laws, mechanics’ liens and similar liens arising in the ordinary course of business, deposits to secure surety and appeal bonds to which we are a party, other pledges or deposits for similar purposes in the ordinary course of business, liens created by or resulting from legal proceedings being contested in good faith, certain specified zoning restrictions and other restrictions on the use of real property, interests of lessors in property subject to any capitalized lease, and certain other similar liens generally arising in the ordinary course of business;

(4)	indebtedness assumed by us in the case of certain consolidations, mergers, sales or conveyances; or

(5)	liens that replace, extend or renew any lien otherwise permitted under such indenture (Section 4.05).

Subject to certain exceptions and limitations, the indenture similarly requires us, prior to consummating any consolidation, merger or sale of all or substantially all of our property that would subject any of our property to any lien, to equally and ratably secure the debt securities then outstanding by such lien (Section 4.06).

The restrictions in the indenture described above would not protect the debt holders in the event of a leveraged transaction in which unsecured indebtedness was incurred or in which the liens arising in connection therewith were freely permitted under the indenture, nor would they afford protection in the event of one or more leveraged transactions in which secured indebtedness was incurred by our subsidiaries.

For a description of the limitations of these covenants, see “Risk Factors—Risks Related to the Notes—Subject to certain limited exceptions, the Notes do not contain restrictive covenants” in this prospectus.

Sinking Fund

The Notes are not subject to, and do not have the benefit of, a sinking fund.

Concerning the Trustee

The trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person’s own affairs (Section 7.01).

Subject to such provision, the trustee is not required to exercise any of the rights or powers vested in it by the indenture at the request, order or direction of any holder of debt securities (including the Notes), unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby (Section 7.02). The trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it (Section 7.01). We will pay the trustee reasonable compensation and reimburse them for reasonable expenses incurred in accordance with the indenture (Section 7.06).

The trustee may resign from providing services in respect of any one or more series of debt securities (including the Notes) and a successor trustee may be appointed to act with respect to such series (Section 7.10).

The trustee is acting as our sole paying agent and 1500 North 18th Street, Monroe, Louisiana, is designated as the agent’s office for purposes of payments with respect to the Notes.

Regions Bank is trustee, authenticating agent and paying agent under the indenture relating to each currently outstanding series of our debt securities. Regions Bank also provides revolving credit and other traditional banking services to CenturyLink.

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee or shareholder of ours has any liability for any of our obligations under the Notes or the indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the Notes by accepting the Notes waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

BOOK-ENTRY; DELIVERY AND FORM

Global Note

The Registered Notes will be issued only in fully-registered form without interest coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. At the time of their issuance the Registered Notes will be (1) in global form, (2) represented by one or more global certificates in fully registered form, (3) deposited with the trustee as custodian for DTC, as depositary, and (4) registered in the name of Cede & Co., or another nominee designated by DTC, on behalf of other financial institutions that participate in DTC’s book-entry system. Under such system, these participating financial institutions, in turn, hold beneficial interests in the Registered Notes on behalf of themselves or their customers represented through the participating financial institutions’ book-entry accounts (the “Beneficial Owners”). All rights of Beneficial Owners with respect to the Registered Notes will be governed solely by the procedures of DTC and its participants.

A U.S. Beneficial Owner may elect to hold, directly or through a qualified financial intermediary, their interest through DTC. A non-U.S. Beneficial Owner may elect to hold, directly or through a qualified financial intermediary, their interest through DTC, Clearstream Banking, société anonyme (“Clearstream”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”). Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream and Euroclear’s names on the books of their respective U.S. depositaries, which in turn will hold such interests in their names on DTC’s books.

Book-Entry Procedures for the Global Note

All interests in the Registered Notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised that it is:

(1)	a limited purpose trust company organized under the laws of the State of New York;

(2)	a “banking organization” within the meaning of the New York State Banking Law;

(3)	a member of the Federal Reserve System;

(4)	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

(5)	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the Initial Purchasers, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s system is also available to indirect participants, such as banks, brokers, dealers and trust companies, who clear trades through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of the global note, that nominee will be considered the sole owner or holder of the Registered Notes represented by the global note for all purposes under the indenture. Except as provided below, Beneficial Owners:

(1)	will not be entitled to have Registered Notes represented by a global note registered in their names;

(2)	will not receive or be entitled to receive physical, certificated Registered Notes; and

(3)	will not be considered the owners or holders of the Registered Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each Beneficial Owner must rely on the procedures of DTC to exercise any rights of a holder of the Registered Notes under the indenture (and, if the Beneficial Owner is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the Beneficial Owner owns its interest).

Payments of principal, premium (if any) and interest with respect to the Registered Notes represented by the global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to Beneficial Owners, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the Beneficial Owners will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the global note in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant typically will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but typically will not be immediately available in the relevant Euroclear or Clearstream cash account.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in a global note among participants in those settlement systems. However, none of the operators of these settlement systems are obligated to perform these procedures and each may discontinue or change these procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Registered Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a Beneficial Owner of the Registered Notes only if:

(1)	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global note representing the Registered Notes and a successor depositary is not appointed within 90 days;

(2)	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

(3)	we, at our option, notify the trustee that we elect to cause the issuance of certificated Registered Notes; or

(4)	there has occurred and is continuing an Event of Default with respect to the Notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Registered Notes, but does not purport to be a complete analysis of all potential tax considerations. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing regulations under the Code, published rulings and court decisions, all as currently in effect on the date hereof. These laws and interpretations are subject to change, possibly on a retroactive basis. No assurance can be given that the Internal Revenue Service (the “IRS”) will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

Unless otherwise stated, this summary deals only with Registered Notes held as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment) by holders that acquire Notes in this exchange offer. The tax treatment of a holder may vary depending on that holder’s particular situation. This summary does not address all of the tax consequences that may be relevant to holders that may be subject to special tax treatment such as, for example, insurance companies, broker-dealers, tax-exempt organizations, certain financial institutions, real estate investment trusts, traders in securities that elect to use a mark-to-market method of accounting for its securities holdings, regulated investment companies, persons holding Notes as part of a straddle, hedge, constructive sale, conversion transaction or other integrated transaction for U.S. income tax purposes, persons holding Notes through a partnership or other pass-through entity or arrangement, U.S. holders whose functional currency is not the U.S. dollar, certain former U.S. citizens or long-term residents, persons that acquire their Notes in connection with employment or other performance of personal services, retirement plans (including individual retirement accounts and tax-deferred accounts), and persons subject to the alternative minimum tax. In addition, this summary does not address any aspects of state, local, or foreign tax laws or any U.S. federal tax considerations (such as estate, generation-skipping or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Note, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of a Note that is a partnership and any partners in such partnership should consult their own tax advisors.

Each holder is urged to consult its own tax advisors to determine the federal, state, local, foreign and other tax consequences of the acquisition, ownership and disposition of the Notes in the light of its own particular circumstances. This summary of the material U.S. federal income tax considerations is for general information only and is not tax advice.

Exchange of Unregistered Notes for Registered Notes

We believe that (1) the exchange of an Unregistered Note for a Registered Note pursuant to the exchange offer (as described under “The Exchange Offer”) should not constitute a taxable exchange for U.S. federal income tax purposes and (2) a holder should not recognize any gain or loss upon the receipt of a Registered Note pursuant to the exchange offer. The holding period for such a Registered Note will include the holding period for the Unregistered Note exchanged pursuant to the exchange offer, and the initial tax basis in such a Registered Note will be the same as the adjusted tax basis in the Unregistered Note as of the time of the exchange. The U.S. federal income tax consequences of holding and disposing of a Registered Note received pursuant to the exchange offer generally will be the same as the U.S. federal income tax consequences of holding and disposing of an Unregistered Note.

The following summary assumes that the exchange of the Unregistered Notes for the Registered Notes pursuant to the exchange offer will not be treated as a taxable exchange and that the Unregistered Notes and the Registered Notes will be treated as the same security for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

General

For purposes of this summary, the term “U.S. holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

(1)	an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence test under Code Section 7701(b);

(2)	a legal entity (a) created or organized in or under the laws of the United States, any state in the United States or the District of Columbia and (b) treated as a corporation for U.S. federal income tax purposes;

(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.

Stated Interest on the Notes

Generally, stated interest on a Note will be includible in a U.S. holder’s gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such interest is paid or accrued in accordance with such holder’s regular method of tax accounting. It is anticipated, and the rest of this summary assumes, that the Notes will be issued without original issue discount or, if issued at a discount from the principal amount of the Notes, with an amount of discount that is less than the statutory de minimis amount.

Sale, Exchange, Redemption or Retirement of a Note

Each U.S. holder generally will recognize capital gain or loss upon a sale, exchange, redemption, retirement or other taxable disposition of a Note measured by the difference, if any, between (1) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of a Note is attributable to the payment of accrued interest on the Note, which amount will be treated as a payment of interest) and (2) the U.S. holder’s adjusted tax basis in the Note. The gain or loss will be long-term capital gain or loss if the Note has been held for more than one year at the time of the sale, exchange, redemption, retirement or other taxable disposition. Long-term capital gains of non-corporate holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate holders is subject to limitations. A U.S. holder’s adjusted basis in a Note generally will be the amount paid for the Note reduced by any principal payments received on the Note.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, estates or trusts are required to pay an additional 3.8% Medicare tax on unearned income. This tax would apply to interest on and capital gains from the sale or other disposition of a Note. U.S. holders should consult their tax advisors regarding the effect, if any, of the 3.8% Medicare tax on their ownership or disposition of a Note.

Information Reporting and Backup Withholding

Information reporting will generally apply to reportable payments, including interest and principal on a Note, to U.S. holders that are not exempt recipients (such as individuals). In addition, backup withholding will apply if the U.S. holder, among other things, (1) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (2) furnishes an incorrect TIN, (3) fails to properly report the receipt of interest or dividends or (4) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding. A U.S. holder that does not provide its correct TIN also may be subject to penalties imposed by the IRS.

The current backup withholding rate is 28%. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally will be allowed as a refund or as a credit against that holder’s U.S. federal income tax liability, provided the requisite procedures are followed. U.S. holders are encouraged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Information reporting and backup withholding will not apply with respect to payments made to “exempt recipients” (such as corporations and tax-exempt organizations) provided, if requested, their exemptions from backup withholding are properly established.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you if you are a beneficial owner other than a U.S. holder as defined above or a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (a “non-U.S. holder”). Special rules may apply to you or your shareholders if you are a “controlled foreign corporation” or “passive foreign investment company.” You should consult your own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to you in your particular circumstances.

Payments of Interest on the Notes

Under the “portfolio interest” exemption, the 30% U.S. federal withholding tax that is generally imposed on interest from U.S. sources should not apply to any payment of principal or interest (including original issue discount) on the Notes, provided that:

(1)	you do not conduct a trade or business within the United States to which the interest is effectively connected;

(2)	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of the Code and the U.S. Treasury regulations;

(3)	you are not a controlled foreign corporation that is related to us through stock ownership;

(4)	you are not a bank whose receipt of interest on the Notes is described in section 881(c)(3)(A) of the Code; and

(5)	you fully and properly execute an IRS Form W-8BEN or IRS Form W-8BEN-E (or a suitable substitute form), and certify, under penalties of perjury, that you are not a U.S. person; or a qualified intermediary holding the Notes on your behalf provides us with an IRS Form W-8IMY (or a suitable substitute form) that, among other things, certifies that it has determined that you are not a U.S. person.

Special certification and other rules apply to certain non-U.S. holders that are pass-through entities rather than individuals.

We do not intend to withhold on payments of interest on the Notes if the above requirements are met.

If you cannot satisfy the requirements described above, interest payments made to you on the Notes generally will be subject to the 30% U.S. federal withholding tax. If a treaty applies, however, you may be eligible for a reduced rate of withholding. Similarly, payments on the Notes that are effectively connected with your conduct of a trade or business within the United States are not subject to the 30% withholding tax, but instead are generally subject to U.S. federal income tax, on a net income basis, as described below. In order to claim any such exemption or reduction in the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or a suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or IRS Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding because they are effectively connected with your conduct of a trade or business in the United States. Such forms are available on the IRS website at www.irs.gov. You may be required to update these forms periodically. Special procedures are provided under applicable U.S. Treasury regulations for payments through qualified intermediaries or certain financial institutions that hold customers’ Notes in the ordinary course of their trade or business.

Except to the extent provided by an applicable income tax treaty, if you are engaged in a trade or business in the United States (and, if a tax treaty applies, you maintain a permanent establishment within the United States) and interest on the Notes is effectively connected with the conduct of that trade or business (and if a treaty applies, attributable to that permanent establishment), you will be subject to U.S. federal income tax (but not the 30% withholding tax described above) on such income on a net income basis in generally the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate (or such lower rate or exemption as may be specified by an applicable tax treaty), which is generally imposed on a foreign corporation on the actual and deemed repatriation from the United States of earnings and profits attributable to a U.S. trade or business.

Sale, Exchange, Redemption or Retirement of a Note

Any gain or income realized on the disposition of a Note generally will not be subject to U.S. federal income tax unless (1) that gain or income is effectively connected with your conduct of a trade or business in the United States; or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Except to the extent provided by an applicable income tax treaty, gain that is effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if you are a corporation, may also be subject to the 30% branch profits tax described above unless reduced or exempted by an applicable income tax treaty). Except to the extent provided by an applicable income tax treaty, if you are an individual present in the United States for 183 days or more in the taxable year and meet certain other conditions, then you will be subject to U.S. federal income tax at a rate of 30% on the amount by which capital gains from U.S. sources (including gains from the sale or other disposition of the Notes) exceed capital losses allocable to U.S. sources.

Information Reporting and Backup Withholding

Generally, if you are a non-U.S. holder we or our agent must report annually to you and to the IRS the amount of any payments of interest to you, your name and address, and the amount of tax withheld, if any. Copies of the information returns reporting those interest payments and amounts withheld may be available to the tax authorities in the country in which you reside under the provisions of any applicable income tax treaty or exchange of information agreement.

If you provide the applicable IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8IMY or other applicable form, together with all appropriate attachments, signed under penalties of perjury, identifying yourself and stating that you are not a U.S. person, you generally will not be subject to U.S. backup withholding with respect to interest payments (provided that neither our Company nor our agent knows or has reason to know that you are a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

Under current Treasury Regulations, payments on the sale, exchange, redemption or other taxable disposition of a Note made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless you either certify your status as a non-U.S. holder under penalties of perjury on the applicable IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8IMY or other applicable form (as described above) or otherwise establish an exemption. The payment of the proceeds on the disposition of a Note by you to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. However, the payment of proceeds on the disposition of a Note to or through a non-U.S. office of a U.S. broker or a U.S. Related Person (as defined below) generally will be subject to information reporting (but not backup withholding) unless you certify your status as a non-U.S. holder under penalties of perjury or otherwise establish an exemption, or unless the broker has certain documentary evidence in its files as to your foreign status and has no actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemptions are not in fact satisfied.

For this purpose, a “U.S. Related Person” is (1) a “controlled foreign corporation” for U.S. federal income tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for a specified three-year period is derived from activities that are effectively connected with the conduct of a U.S. trade or business, (3) a foreign partnership with certain connections to the United States, or (4) a U.S. branch of a foreign bank or insurance company.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s U.S. federal income tax liability, if any), provided that certain required information is timely furnished to the IRS. You should consult your own tax advisor as to the application of withholding and backup withholding in your particular circumstance and your qualification for obtaining an exemption from backup withholding and information reporting under current Treasury regulations.

FATCA Withholding

Legislation entitled “The Foreign Account Tax Compliance Act” and commonly referred to as FATCA imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the IRS to, among other things, collect and provide to the IRS certain information regarding U.S. financial account holders (including certain account holders that are foreign entities with U.S. owners), or otherwise complies with the legislation or qualifies for an exemption. The legislation also generally imposes a withholding tax of 30% on such payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners, a certification identifying the direct and indirect substantial U.S. owners of the entity or a certification that it otherwise qualifies for an exemption. Under certain circumstances, a holder may be eligible for refunds or credits of such withheld taxes. These withholding and reporting requirements generally apply to interest payments made on the Notes. These withholding and reporting requirements also will generally apply to payments of gross proceeds from a sale or redemption of the Notes after December 31, 2016. If we determine withholding is appropriate with respect to the payments of interest on the Notes or payments in redemption of the Notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the Registered Notes has been passed upon by Jones Walker L.L.P., New Orleans, Louisiana.

EXPERTS

The consolidated financial statements of CenturyLink, Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy such information at the Public Reference Room of the SEC located at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our periodic reports, proxy statements and other information about us. In addition, our common stock is listed and traded on the New York Stock Exchange (“NYSE”), and you may obtain similar information about us at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

As permitted by the SEC, we are “incorporating by reference” into this prospectus specific documents that we have filed or will file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate herein and therein by reference to the documents listed below, and any documents that we file in the future with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules), on or after the date of this prospectus until the termination or completion of the exchange offer covered by this prospectus (which we refer to collectively as the “incorporated documents”).

We are “incorporating by reference” into this prospectus the following documents filed by us with the SEC; provided, however, we are not incorporating by reference any such documents or portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act:

CenturyLink Filings	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2014

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2015 and June 30, 2015

Current Reports on Form 8-K (excluding certain Current Reports “furnished” but not “filed” with the SEC)	Filed on March 12, 2015 (two filings), March 19, 2015, May 22, 2015 and June 2, 2015

Proxy Statement on Schedule 14A	Filed on April 8, 2015

We will provide to each person to whom this prospectus is delivered, upon written or oral request and without charge, a copy of the incorporated documents referred to above (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You can request copies of such documents if you (1) write us at CenturyLink, Inc., 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Investor Relations, or (2) call us at (318) 388-9000.

This prospectus and the incorporated documents may contain summary descriptions of certain agreements that we have filed as exhibits to various SEC filings, as well as certain agreements into which we will enter in connection with the exchange offer covered by this prospectus. These summary descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the definitive agreements to which they relate. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us as described above. You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed or incorporated by reference as an exhibit to this prospectus because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, may apply standards of materiality in a manner different from what may be viewed as material to you or other investors, and may no longer continue to be true as of any given date.

Information appearing in this prospectus or any particular incorporated document is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the other incorporated documents and should be read together therewith. Any statement contained in any particular incorporated document will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any incorporated document filed after such particular incorporated document modifies or supersedes such statement.